Exhibit 99.2

Executive Compensation > Compensation Discussion And Analysis

PROGRAM ELEMENTS AND RELATED 2017 COMPENSATION DECISIONS

Annual Incentive Compensation Plan (“ICP”)

In 2017, the MDCC fully implemented changes in the methodology for determining annual ICP awards based on feedback received from some shareowners in 2016. Specific changes requested were that some portion of the annual bonus be formulaic and that baseline ICP amounts be reset to target each year (instead of using prior year actual payouts as the baseline, a discontinued prior practice). For 2017, ICP awards were determined by having 80% formulaic based on financial targets established by the MDCC at the beginning of 2017. 20% of the award was determined based on the MDCC’s qualitative assessment of individual performance against objectives for 2017 and the significant accomplishments listed on pages 46-48. The attainment percentage for both the formulaic and individual qualitative portions of the award can range from 0% to 200%.

The individual 2017 ICP Target Amounts for Messrs. Adamczyk, Szlosek, Mahoney, Mikkilineni, and Gautam were determined by multiplying their 2017 calendar year base salary by their individual ICP target award percentage. Individual ICP target percentages in 2017 were:

•	Mr. Adamczyk: 175%

•	Mr. Mahoney: 115%

•	Messrs. Szlosek, Mikkilineni and Gautam: 100%.

As part of the CEO transition and for continued performance as Executive Chairman, Mr. Cote’s 2017 ICP Target Amount was set at $2,850,000, equal to half of his actual 2016 ICP payout.

ICP Formulaic Portion (80% of Target Award)

2017 ICP Goals:

The table below includes a description of each of the financial ICP targets and the relative weighting percentage for each target that is included in the formulaic portion of the ICP payout (i.e., 80%) for each NEO. The MDCC approved these targets in February 2017. The company-wide (“Total Honeywell”) targets for EPS and Free Cash Flow (“FCF”) were based on the midpoint of the external guidance that was communicated to our shareowners during our December 2016 outlook call.

For Messrs. Adamczyk, Szlosek, and Mikkilineni (the “Corporate NEOs”), the formulaic portion of their ICP award was based on Total Honeywell EPS and FCF. For Mr. Mahoney and Mr. Gautam (the “SBG-Level NEOs”), in addition to Total Honeywell EPS and FCF, the MDCC also established financial targets for Net Income and FCF for their SBGs of Aerospace and Performance Materials and Technologies (“PMT”), respectively.

Metric	Significance	ICP Weighting (formulaic)
		Corporate NEOs	SBG-Level NEO
Earnings Per Share (“EPS”)	Viewed as the most important measure of near-term profitability that has a direct impact on stock price and shareowner value creation.	50%	25%
SBG-Level Net Income	Business unit measure of near-term profitability and contribution to overall company performance.	—	25%
Free Cash Flow (Total Honeywell)	Reflects quality of earnings and incremental cash generated from operations that may be reinvested in our businesses, used to make acquisitions, or returned to shareowners in the form of dividends or share repurchases.	50%	25%
SBG-Level Free Cash Flow	Business unit contribution to overall company FCF performance.	—	25%

		100%	100%

44 |	Proxy and Notice of Annual Meeting of Shareowners | 2018

Executive Compensation > Compensation Discussion And Analysis

2017 ICP Goals: Quantitative Targets:

Total Honeywell:

ICP Goal	2016 Actual*	2017 ICP Goal (Target)	v. 2016 Actual*	Basis for 2017 Goals	2017 Threshold (50% Payout)	2017 Maximum (200% Payout)
EPS	$6.46	$6.975	+8.0%	Midpoint of initial guidance range communicated to investors in December 2016.	$5.58	$8.37
Honeywell FCF	$4,291 million	$4,650 million	+8.4%		$3,720 million	$5,580 million

Actual Performance against 2017 ICP Goals:

Total Honeywell:

ICP Goal	2017 ICP Goal (Target)	2017 Actual Performance	Achievement %	2017 Performance	Metric Payout Percentage	Corporate NEO Weighting	Calculated Payout Percentage
EPS	$6.975	$7.11	101.9%	Exceeded the Target ICP Goal for 2017. Represented a 10.1% increase over 2016 Actual.* New record-level of performance for the Company.	109.7%	50%	54.84%
Free Cash Flow	$4,650 million	$4,935 million	106.1%	Exceeded the Target ICP Goal for 2017. Represented a 15.0% increase over 2016 Actual.* New record-level of performance for the Company.	130.6%	50%	65.32%

				Total Calculated (Formulaic) Payout: Corporate NEOs			120.16%

*	2016 Actual restated to exclude impact of 2016 HTSI divestiture and the 2016 spin of the Resins & Chemicals business.

Aerospace:

Mr. Mahoney’s formulaic payout portion of ICP (80% of ICP) was based on performance against 2017 ICP goals for both Total Honeywell and Aerospace as follows:

ICP Goal	2017 ICP Goal (Target)	2017 Actual Performance	Achievement %	Metric Payout Percentage	SBG-Level Weighting	Calculated Payout Percentage
EPS	$6.975	$7.11	101.9%	109.7%	25%	27.42%
Total Honeywell Free Cash Flow	$4,650 million	$4,935 million	106.1%	130.6%	25%	32.66%
Aerospace Net Income	$2,210 million	$2,488 million	112.6%	162.9%	25%	40.72%
Aerospace Free Cash Flow	$2,436 million	$2,506 million	102.9%	114.4%	25%	28.59%

		Total Calculated (Formulaic) Payout: Mr. Mahoney				129.40%

PMT:

Mr. Gautam’s formulaic payout portion of ICP (80% of ICP) was based on performance against 2017 ICP goals for both Total Honeywell and PMT as follows:

ICP Goal	2017 ICP Goal (Target)	2017 Actual Performance	Achievement %	Metric Payout Percentage	SBG-Level Weighting	Calculated Payout Percentage
EPS	$6.975	$7.11	101.9%	109.7%	25%	27.42%
Total Honeywell Free Cash Flow	$4,650 million	$4,935 million	106.1%	130.6%	25%	32.66%
PMT Net Income	$1,446 million	$1,444 million	99.8%	99.6%	25%	24.90%
PMT Free Cash Flow	$1,203 million	$1,442 million	119.8%	199.2%	25%	49.79%

		Total Calculated (Formulaic) Payout: Mr. Gautam				134.78%

2018 | Proxy and Notice of Annual Meeting of Shareowners	| 45

Executive Compensation > Compensation Discussion And Analysis

ICP-Individual Qualitative Portion (20% of Target Award)

General Assessment:

The MDCC conducted a qualitative assessment to determine the individual qualitative portion of the ICP award payout, which accounted for 20 percent of the target award. The MDCC first reviewed overall industry conditions for each business segment and noted general 2017 accomplishments that were significant to understanding individual NEO performance. The following summarizes key aspects of that analysis:

Honeywell’s 2017 Performance And Critical Business Transformation Activities

•	Completed successful CEO transition: continued superior financial performance, refocused strategic direction

•	Completed portfolio review and announced spin-offs that are anticipated to enhance value

•	Completed successful acquisition integrations (Intelligrated, Movilizer, RSI, Xtralis)

•	Expanded P/E multiple from 16.5x on January 1, 2017 to 21.6x at year-end, closing the gap with our Multi-Industry Peer Group

•	Grew segment profit more than two times the 2015/2016 average while funding nearly $350 million in restructuring

•	Completed the NextNine and SCAME Sistemi acquisitions and FLUX Information Technology joint venture in China

Honeywell 2017 Performance Relative To Peers

•	Net income growth of 9.6% vs. multi-industry peer median of 2.4%

•	Earnings per share growth of 10.1% vs. multi-industry peer median of 4.2%

•	Return on invested capital of 16.2% vs. multi-industry peer median of 11.8% and compensation peer median of 12.3%

Individual Assessments:

The MDCC then reviewed and considered the key 2017 activities and accomplishments for Mr. Adamczyk and each of the other NEOs, some of which are summarized below:

Mr. Adamczyk—Qualitative Considerations—President and CEO

•	Successfully transitioned into the role of CEO after our long-serving former CEO David M. Cote stepped down in April 2017.

•	Led Honeywell through an outstanding year of financial outperformance during which we delivered EPS growth of 10%, organic revenue growth of 4%, margin expansion of 70 basis points, and free cash flow growth of 12%. Our EPS growth, organic revenue growth, and free cash flow growth all exceeded the high-end of our initial guidance.

•	Under Mr. Adamczyk’s leadership, our financial performance exceeded that of our Multi-Industry Peers in organic sales, EPS, net income, and free cash flow growth.

•	Led a comprehensive strategic review of Honeywell’s business portfolio that resulted in our October 2017 announcement that Honeywell intends to separately spin off its Homes product portfolio and ADI global distribution business, as well as its Transportation Systems business, into two stand-alone, publicly-traded companies. As part of that portfolio review, Mr. Adamczyk engineered the transition and integration of our Smart Energy business unit, previously part of Home and Building Technologies, into the Process Solutions unit within Honeywell Performance Materials and Technologies.

•	Continued to deepen and strengthen Honeywell’s transformation into a software-industrial company through a focused organic and inorganic investment strategy across our business portfolio. Key accomplishments in 2017 in this regard include ongoing organic investments in the Honeywell Sentience platform for all software efforts; equity investment and creation of a joint venture with FLUX Information Technology in China (to accelerate the growth of our connected solutions to serve the needs of operators and workers in the supply chain); the acquisition of NextNine, a leading cyber-security software provider; the acquisition of SCAME Sistemi, a leading provider of fire and gas safety systems; and the launch of a $100 million investment fund that will invest in early-stage, high-growth technology companies that are strategically aligned to our portfolio and software capabilities. Our Connected software sales for the year were up 23%.

•	Launched a focused effort to improve Commercial Excellence, including driving improvements in strategic planning, strategy development, and execution of breakthrough initiatives; revitalizing our Velocity Product Development process; improving the effectiveness of our salesforce; and enhancing customer decision-making abilities through the use of the Honeywell User Experience and digital tools.

•	Continued to invest in business unit restructuring actions across all of our reporting segments. In 2017, we funded nearly $350 million toward portfolio restructuring actions that will contribute to our ability to deliver ongoing margin expansion for the years ahead.

46 |	Proxy and Notice of Annual Meeting of Shareowners | 2018

Executive Compensation > Compensation Discussion And Analysis

Mr. Szlosek — Qualitative Considerations — Finance

•	Led Honeywell’s financial reporting, analysis and planning organization and delivered EPS growth of 10%, organic revenue growth of 4%, margin expansion of 70 basis points, and free cash flow growth of 12%.

•	EPS, free cash flow, and organic revenue growth exceeded the high end of our initial guidance.

•	Among our Multi-Industry Peers, ranked No. 1 for free cash flow growth and No. 2 for EPS growth.

•	Provided key leadership in Honeywell’s strategic business portfolio review.

•	Built the Transportation Systems and Homes spin-off models and established transition teams and plans, including a roadmap for stranded cost elimination.

•	Significantly reduced Honeywell’s global effective tax rate to 21.0%, excluding the impact of the fourth quarter provisional charge related to tax legislation.

•	Executed a series of debt capital market transactions that enabled Honeywell to take advantage of historically low interest rates, lower its annual interest rate expense, and extend the tenure of its outstanding indebtedness.

•	Maintained Honeywell’s solid investment grade credit rating and sterling reputation in the debt capital markets.

Mr. Mahoney — Qualitative Considerations — Aerospace

•	Delivered strong Aerospace performance with a 2% increase in organic sales growth and a 10% increase in segment profit.

•	Led several successful platform and airline pursuits and certifications, including the selection of Honeywell’s 131-9 auxiliary power unit as standard technology on the Airbus A320, and the critical certifications of the Textron Longitude engine and integrated avionics certifications on the Embraer E2, Pilatus PC-24, and Gulfstream G500.

•	Continued to grow our Connected Aircraft business by double digits, driven by JetWave revenue growth of 63%; completed over 20 aircraft certifications; and delivered the first defense platform installation with the Royal Australian Air Force.

•	Drove significant commercial aviation aftermarket growth of 6% on the strength of software and services through our GoDirect offerings supporting maintenance, fuel efficiency and cabin services. These offerings were selected for the Dassault Falcon Connect and major global airlines, including Cathay Pacific, KLM, Japan Airlines, Tiger Airways, and Royal Jordanian.

•	Oversaw manufacturing excellence improvements and footprint consolidation efforts that generated over 5% factory productivity while improving quality, product producibility, and consistency of delivery, and contributing to substantial fixed-cost reduction.

•	Led successful new product introductions, including the new Primus Epic Touch Screen cockpit and Primus Elite LCD displays. Launched new breakthrough business offerings for Industrial Inertial Measurement Units and Unmanned Aerial Vehicles for use in adjacent, non-aerospace markets.

•	Continued to expand in High Growth Regions. Achieved double digit growth in China and helped enable the successful first flight of the COMAC C919 platform. Established a new business and distribution center in Malaysia that will help drive significant revenue growth in the region.

Mr. Mikkilineni — Qualitative Considerations — Engineering, Ops and IT

•	Oversaw Honeywell Technology Solutions (“HTS”), which was involved in 35-40% of Honeywell’s global new product introductions (“NPI”) and continues to provide Honeywell a competitive advantage in product development. Expanded HTS global capability to Latin America.

•	Drove significant cost savings initiatives while maintaining high levels of customer satisfaction through centralization of the IT function and the deployment of process/data standards while ensuring a robust cyber-safety discipline.

•	Attained Honeywell Operating System (“HOS”) world-class performance for five sites globally based on results and maturity. Improved end-to-end improvement in integrated supply chain performance via the introduction of a new order-to-cash operating system.

•	Established a center of excellence (“COE”) focused on company-wide logistics and material management to drive consolidation of Honeywell’s warehouse and distribution footprint and reducing logistics and distribution spend.

•	Opened a new U.S.-based connected software center in Atlanta that is now fully operational. Recruited top-calibre software resources into the company, leveraging a formal evaluation system called multiplier assessment.

2018 | Proxy and Notice of Annual Meeting of Shareowners	| 47

Executive Compensation > Compensation Discussion And Analysis

Mr. Gautam — Qualitative Considerations — Performance Materials & Technologies

•	Delivered strong PMT organic revenue growth of 8%, exceeding the peer group and outperforming in a slow oil and gas market recovery.

•	Grew segment profit 4% in 2017, with consistent performance across PMT’s strategic business units driven by productivity and commercial excellence initiatives.

•	Positioned PMT for success into 2018 by expanding long-cycle backlog 8%, driven by significant orders growth. Won key global oil and gas projects in China and the Middle East.

•	Achieved 24% growth in breakthrough growth initiatives such as Connected Plant and Cyber Security.

•	Oversaw successful launches of key growth capex initiatives, including the Solstice plant in Geismar, LA, enabling double-digit Solstice® revenue growth.

•	Led performance in High Growth Regions, including double-digit growth in China and India, driven by sales force deployment and localization.

•	Acquired NextNine, an industry leader in security solutions and secure remote service capabilities, which enhances Honeywell’s existing range of innovative cyber security technologies and significantly increases Honeywell’s Connected Plant cyber security customer base.

Mr. Cote — Qualitative Considerations — Executive Chairman (CEO through March 30, 2017)

•	Delivered strong Q1 results and set the stage for Honeywell’s strong financial performance in 2017.

•	Assisted Mr. Adamczyk in his transition to CEO in April 2017 which was widely regarded as one of the most successful CEO transitions in the Multi-Industrial space as noted by analysts and investors.

•	Conducted extensive outreach to investors in the US and abroad, participating in numerous investor events leading up to and after Mr. Adamczyk’s appointment to CEO.

•	Ensured leadership continuity in his role of Executive Chairman-provided counsel and direction to Mr. Adamczyk and the Leadership Team during the comprehensive strategic review of Honeywell’s business portfolio.

Approved ICP Payout Amounts

After applying the formulaic payout percentages described above (80% weight) and deciding individual performance attainment percentages for each NEO based on their qualitative assessment (20% weight), the MDCC approved 2017 ICP payments as follows:

	FormulaicPortion(2)				+	Qualitative Portion(2)				=	Total Individual ICP Payout Percentage	x	Target ICP Award Amount(5)	=	Actual 2017 ICP Award (rounded)
	Attainment	x	Weight	Payout %		Attainment	x	Weight	Payout %
Mr. Adamczyk	120.16%		80%	96.1%		175.3%		20%	35.1%		131.2%		$2,496,986		$3,275,000
Mr. Szlosek	120.16%		80%	96.1%		154.3%		20%	30.9%		127.0%		$866,466		$1,100,000
Mr. Mahoney	129.40%	(3)	80%	103.5%		176.2%		20%	35.2%		138.7%		$1,110,034		$1,540,000
Mr. Mikkilineni	120.16%		80%	96.1%		100.2%		20%	20.0%		116.1%		$787,808		$915,000
Mr. Guatam	134.77%	(4)	80%	107.8%		184.3%		20%	36.9%		144.7%		$718,904		$1,040,000
Mr. Cote	120.16%		80%	96.1%		119.5%		20%	23.9%		120.0%		$2,850,000		$3,420,000

(1)	Attainment based on performance against 2017 ICP Goals and application of leverage table. Attainment can range from 0% to 200%.
(2)	Attainment based on MDCC assessment. Attainment can range from 0% to 200%. Payout % can range from 0% to 40%.
(3)	Formulaic attainment percentage for Mr. Mahoney includes 50% of award based on full year Aerospace performance against Aerospace ICP goals
(4)	Formulaic attainment percentage for Mr. Gautam includes 50% of award based on full year PMT performance against PMT ICP goals.
(5)	Target ICP award amounts are equal to each NEOs 2017 calendar year base salary multiplied by their individual Target ICP award percentage, except for Mr. Cote, whose target award amount was fixed at $2,850,000 (50% of his prior year actual ICP payout). Details for others:

	2017 Base Salary(1)	x	Individual Target ICP Award %	=	Target ICP Award Amount
Mr. Adamczyk	$1,426,849		175%		$2,496,986
Mr. Szlosek	$866,466		100%		$866,466
Mr. Mahoney	$965,247		115%		$1,110,034
Mr. Mikkilineni	$787,808		100%		$787,808
Mr. Guatam	$718,904		100%		$718,904

(1)	Reflects the ICP applicable base salary for the 2017 calendar year

48 |	Proxy and Notice of Annual Meeting of Shareowners | 2018

Executive Compensation > Compensation Discussion And Analysis

Maximum Aggregate and Individual ICP Award Caps

Aggregate Spending Caps: The maximum aggregate amount of ICP awards that can be paid to all senior executive employees, including the NEOs, is 2.0% of the Company’s consolidated earnings. The actual spending was well under the permitted cap.

Individual Caps: The maximum individual ICP award that can be paid to the CEO is 0.4% of Consolidated Earnings. The maximum individual ICP award that can be paid to any other employee is 0.2% of Consolidated Earnings. Individual ICP awards are also capped at 200% of each NEO’s individual Target ICP award amount. Actual 2017 ICP awards to the NEOs were significantly below the individual caps.

LONG-TERM INCENTIVE COMPENSATION (“LTI”)

The mix of LTI awards to the NEOs for 2017 reflects the evolution of our LTI program, with full implementation of the new program mix to occur in 2018.

In 2017, the NEOs were granted Performance Stock Units (“PSUs”) under the new Performance Plan for the 2017-2019 performance period along with a reduced number of Stock Options (with lower weight in the mix). The MDCC also attributed half of the biennial Performance RSUs and Growth Plan awards granted to the NEOs in 2016 as compensation for 2017, as these grants covered a 2-year period. After 2017, all LTI will be granted on an annual basis, as biennial grants are now phased out.

The following reflects the shift in LTI to a program more heavily weighted toward PSUs, as described earlier on page 37.

2018 | Proxy and Notice of Annual Meeting of Shareowners	| 49

Executive Compensation > Compensation Discussion And Analysis

Description of 2017 LTI Program Elements

2017-2019 Performance Plan

The Performance Plan is a share-based long-term incentive plan introduced in 2017, under which a target number of PSUs were issued to each NEO (except Mr. Cote as Executive Chairman) for the performance period January 1, 2017 through December 31, 2019. The actual number of PSUs earned by each NEO will be determined at the end of the three-year period based on Company performance as measured by the following four equally weighted performance metrics:

3-year Cumulative Revenue (25% weight)	•	Measures the effectiveness of our organic growth strategies, including new product introduction and marketing and sales effectiveness, as well as projected growth in our end markets.
	•	Performance Plan targets were developed from a 2016 revenue baseline of $38.8B, which reflects the inclusion of pre-2017 acquisitions and the removal of pre-2017 divestitures for the full year.
	•	Reported revenue will be adjusted to exclude the impact of corporate transactions (e.g., acquisitions, divestitures, spin-offs) and fluctuations in foreign currency rates.

3-Year Average Segment Margin % (25% weight)	•	Focuses executives on driving continued operational improvements and delivering synergies from recent corporate actions and acquisitions.
	•	Performance Plan targets were developed from a 2016 baseline of 18.1%, which reflects the inclusion of pre-2017 acquisitions and the removal of pre-2017 divestitures for the full year.
	•	Results will not be adjusted for foreign currency changes over the cycle.

3-Year Average ROI (25% weight)	•	Focuses leadership on making investment decisions that deliver a high level of profitability.
	•	Performance Plan targets were developed from a 2016 ROI baseline of 19.7%, which reflects the inclusion of pre-2017 acquisitions and the removal of pre-2017 divestitures for the full year.
	•	Results will not be adjusted for foreign currency changes over the cycle.

Relative TSR (25% weight)	•	Measures Honeywell’s three-year cumulative TSR relative to the 2017 Compensation Peer Group over the Plan’s three-year performance plan.
	•	The beginning point for TSR determination (all companies) will be based on 30 trading days from the beginning of the measurement period. The ending point will be based on 30 days leading up to the end of the measurement period.

In February 2017, the MDCC established the actual performance goals for the 2017-2019 performance period. Goals were set for the total Company (“Total Company”) and separately for each of the SBGs. For Corporate NEOs, including the CEO, awards are earned based on performance against the performance metrics stated above. For SBG-level NEOs (i.e., SBG Presidents), the financial goals portion of the award (75% at target) is based 50% on performance against goals set for their respective SBG and 50% against the Total Company goals.

The table below sets out each metric at the Total Company level, their respective goals for the three-year period, and the number of PSUs that would be earned at each specified level of performance. No PSUs will be earned for a metric if performance falls below the noted threshold. If the Company’s performance for any of the performance metrics falls between the percentages listed on the table, the percentage of PSUs earned shall be determined by linear interpolation. The total number of PSUs that may be earned can range from 0% to 200% of the target number of PSUs originally awarded.

Performance Goals for 2017-2019 PSU Awards

	3-YEAR CUMULATIVE REVENUE ($M)		% of PSUs	3-YEAR AVERAGE SEGMENT MARGIN RATE	% of PSUs	3-YEAR AVERAGE ROI	% of PSUs	3-YEAR RELATIVE SHAREHOLDER RETURN	% of PSUs	TOTAL % of PSUs
No payout	below $	113,809	0%	below 18.80%	0%	below 20.4%	0%	below 35th Percentile	0%	0%
Threshold		—		—		—		35th Percentile*	6.25%	6.25%
		$113,809	12.5%	18.8%	12.5%	20.4%	12.5%	40th Percentile	12.5%	50%
Target		$117,937	25%	19.3%	25%	21.1%	25%	50th Percentile	25%	100%
		$120,000	37.5%	19.55%	37.5%	21.5%	37.5%	60th Percentile	37.5%	150%
Maximum		$122,064	50%	19.8%	50%	21.9%	50%	>= 75th Percentile	50%	200%

*	Represents Threshold for the relative TSR metric.

50 |	Proxy and Notice of Annual Meeting of Shareowners | 2018

Executive Compensation > Compensation Discussion And Analysis

The targets for each of the three operational metrics of the 2017-2019 Performance Plan were established based on levels of performance contemplated in the Company’s 2017 annual operating plan (“AOP”), external guidance, and its five-year strategic plan (“STRAP”). Targets also reflect expectations about the external environment, changes in the portfolio, historical trends, and performance versus peers. Cumulative revenue targets were based on the midpoint of external revenue guidance for 2017, which also aligned with 2016 world GDP growth. The 2018 and 2019 revenues were based on 2014-2016 average actual organic growth. Average margin targets were based on the midpoint of external margin guidance for 2017, which was at the high end of multi-industry peer group, and incremental growth in both 2018 and 2019 adjusted for the expected foreign currency headwind from 2017 hedges. For average ROI targets, net income before interest (“NIBI”)-the ROI numerator-was based on the after-tax profit dollars implied in the revenue and margin targets and the same level of after-tax, below-the-line cost included in 2017 EPS guidance. Net Investment-the ROI denominator-was based on AOP and STRAP depreciation, amortization, capex, and working capital improvement adjusted to drive more than 2 percentage points of ROI expansion through 2019. The MDCC believes the growth reflected in these targets is expected to motivate performance that will continue to drive high levels of total shareowner returns relative to our peers.

2017-2019 Performance Plan Awards to NEOs

PSUs were awarded to the NEOs (other than Mr. Cote) for the 2017-2019 performance period in the first quarter of 2017:

	# of PSUs	Grant Date Value*
Mr. Adamczyk	40,000	$5,254,000
Mr. Szlosek	16,000	$2,101,600
Mr. Mahoney	17,000	$2,232,950
Mr. Mikkilineni	15,000	$1,970,250
Mr. Gautam	12,000	$1,576,200

*	Grant Date Value of $131.35 determined based on the fair market value of Honeywell stock on the date of grant of $124.99 for the three internal financial metrics, and a value of $150.44 for the TSR metric, based on a multifactor Monte Carlo simulation conducted by an independent valuation service provider.

At the end of the three-year performance period, the total number of PSUs earned for each NEO shall be determined on a strictly formulaic basis. Dividend equivalents applied during the vesting period as additional PSUs will be adjusted based on the final number of PSUs earned. 50% of the resulting PSUs earned will be converted to shares of Company common stock and issued to each NEO, subject to the holding period requirements for officers (see page 58). The remaining 50% shall be converted to cash based on the fair market value of a share of Honeywell stock on the last day of the performance period and paid to each NEO in the first quarter following the end of the performance period.

Stock Options

As part of the transitional changes to the overall compensation program in response to prior year shareowner feedback, stock options granted to the NEOs in 2017 represented a lower percentage of the overall LTI mix and will ramp down again in 2018 to represent approximately 25% of the total LTI mix (other than to Mr. Cote). The MDCC believes that stock options continue to be an important element for focusing executives on actions that drive long-term stock appreciation.

Award to Mr. Adamczyk: In February 2017, the MDCC granted Mr. Adamczyk 216,000 stock options, with an exercise price of $124.99 and a grant date value of $3,596,400.

In setting the Stock Option grant size for Mr. Adamczyk, the MDCC considered the overall value and mix of long-term incentive awards being made to CEOs in the Compensation Peer Group companies along with the grant date value of his 2017 Performance Plan PSU grant and the annualized value of the 2017 portion of his biennial Growth Plan award and Performance RSU grant made in 2016. On this basis, Mr. Adamczyk’s 2017 stock option grant represented 31% of his total LTI for 2017.

Stock options granted to Mr. Adamczyk, and all the other NEOs, vest 25% per year over four years, and have a 10-year term to exercise. The strike price for the 2017 annual stock options is $124.99, which was the fair market value of Honeywell stock on the date of grant (February 28, 2017). The grant date value was determined using a Black-Scholes value of $16.65 per share as provided by a third-party valuation company.

Awards to other NEOs: For each of the other NEOs, the MDCC considered various factors in determining grant sizes, such as:

•	Each NEO’s leadership impact and expected contribution toward the overall success of Honeywell.

•	The size of previous grants of stock options awarded to each NEO.

•	The transitional reduction in percentage of LTI delivered as stock options in 2017 vs. 2016, consistent with the ramp down of stock options in the overall LTI mix.

•	The amount of vested and unvested equity each NEO holds.

•	The annualized value of the 2017 portion of each NEO’s biennial Growth Plan award and Performance RSU grant made in 2016.

•	The value and mix of long-term incentive awards granted to comparable named executive officers at the Compensation Peer Group companies.

2018 | Proxy and Notice of Annual Meeting of Shareowners	| 51

Executive Compensation > Compensation Discussion And Analysis

The following table presents the number of stock options granted to the other NEOs along with their respective grant date values.

	# of Stock Options Awarded	Grant Date Value
Mr. Szlosek	108,000	$1,798,200
Mr. Mahoney	124,000	$2,064,600
Mr. Mikkilineni	108,000	$1,798,200
Mr. Gautam	70,000	$1,165,500
Mr. Cote	600,000	$9,990,000

Granted on February 28, 2017. The grant date value was determined using a Black-Scholes value of $16.65 per share.

The 2017 stock option grant to Mr. Cote was made while in the CEO role and represented his last LTI grant from Honeywell. The MDCC considered this grant in the context of the overall CEO succession activities and the expected impact on future stock appreciation from his continued leadership as Executive Chairman and post-retirement availability as a consultant. No other LTI was granted to Mr. Cote in 2017. Mr. Cote will receive no other direct compensation or consulting fees for the five-year consulting services arrangement included in his June 2016 CEO Continuity Agreement, which will begin when he leaves the Board in April 2018.

2016-2017 Growth Plan

Our Growth Plan was a long-term incentive plan that provided performance-contingent, cash-based incentive awards to focus executives on achievement of objective, two-year financial metrics. In response to shareowner feedback received in 2016, the MDCC determined in 2017 that Growth Plan Unit (“GPU”) awards granted in 2016 for the 2016-2017 Growth Plan performance cycle would be the last biennial cycle awards under the Growth Plan, and that the new 3-year, share-based Performance Plan (discussed on pages 50-51) would be implemented in its place.

Summary of Growth Plan (now discontinued)

GPUs were granted every other year (non-overlapping cycles). The 2016-2017 cycle grant was made in February 2016.

Each GPU had a 2-year target value of $100 ($50 when annualized).

Performance was measured against three equally weighted internal performance metrics. For each metric, a required minimum level of achievement (i.e. threshold) needed to be attained before the plan would fund for that metric.

Goals for each metric were established at the total company level (“Total HON”) and for each SBG.

At the end of the 2-year performance cycle, payouts were determined on a purely formulaic basis.

Individual earned amounts were paid in cash in two installments. 50% was paid in March of the year following the completion of the performance cycle, with the remaining 50% paid a year later as a retention tool.

At the beginning of 2016, the MDCC set goals for the 2016-2017 Growth Plan based on financial metrics which were directly aligned with long-term strategic goals of the Company.

At the end of the performance cycle, calculated payouts for executives working in an SBG were based 50% on Total HON performance and 50% based on the performance of their SBG against separate SBG-level Growth Plan goals. An executive who transferred between SBGs at any time during the two-year performance cycle, had their earned payout prorated based on the time spent in each respective SBG.

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Executive Compensation > Compensation Discussion And Analysis

Performance Summary:

The following table presents the rigorous performance goals that were set for the 2016-2017 biennial Growth Plan performance cycle, and how the Company performed against those goals at the Total HON level:

Note: Growth Plan results exclude the impact of items not contemplated in the targets including mid-cycle acquisitions, divestitures and spin-offs, incremental restructuring, changes in accounting, changes in pension, and impact of significant and unusual or infrequently occurring items such as tax reform.

Calculated payments for the SBGs were: Aerospace 36%, PMT 103%, HBT 43%, and SPS 48%. The “low level” of pay out for this performance cycle underscores the formulaic basis and pay-for-performance alignment of the compensation program.

Recap: Awards under the 2016-2017 Growth Plan cycle were earned at a low level based on a combination of factors. Performance was weighed down significantly by a very challenging macroeconomic environment in 2016, especially in Aerospace. The cumulative Total Revenue target required 2% and 3% organic growth in 2016 and 2017 which, given market conditions, proved to be too aggressive. The 2017 revenue performance also put pressure on the 2017 segment margin performance. Growth Plan margins partially recovered in 2017 from the slowed momentum in 2016, landing just at the 50% achievement threshold for performance against that metric.

The following table presents the target number of GPUs granted to each NEO in February 2016, and the annualized value of the final earned awards attributed to 2017:

	# of GPUs Awarded for 2016-2017 Performance Cycle	x	Annualized Growth Plan Unit Value at ($100/2) (1)	=	Annualized Target Award Value (2)	x	Final Pay Out Percentage (based on Business Unit)	=	Earned Award Attributable to 2017 (2) (3)	Reported on Summary Compensation Table (5)
Mr. Adamczyk	40,000		$50		$2,000,000		61.2%		$1,224,000	$2,448,000
Mr. Szlosek	25,000		$50		$1,250,000		55%		$687,500	$1,375,000
Mr. Mahoney	25,000		$50		$1,250,000		36%		$450,000	$900,000
Mr. Mikkilineni	20,000		$50		$1,000,000		55%		$550,000	$1,100,000
Mr. Gautam	15,000		$50		$750,000		103%		$772,500	$1,545,000
Mr. Cote(4)	95,000		$50		$4,750,000		55%		$2,612,500	$5,225,000

(1)	Represents the target value of one GPU shown on an annualized basis (i.e., $100 unit value divided by 2) consistent with MDCC’s approach for biennial awards.
(2)	Consistent with how the MDCC assigns value when planning NEO compensation, which considers the Growth Plan as being earned 50% in the first year of the performance cycle (2016) and 50% in the second year of the performance cycle (2017).
(3)	Represents the portion of the earned award under the biennial Growth Plan attributable to 2017. The full earned award is shown in the column to the right. 50% of the full earned award was paid in March 2018 and the remaining 50% will be paid in March 2019, subject to continued employment with the Company.
(4)	The earned award to Mr. Cote is being settled in shares of Honeywell stock which must be held for at least one year, in accordance with a decision by the MDCC in 2016 to reduce the portion of his compensation paid in cash.

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Executive Compensation > Compensation Discussion And Analysis

(5)	As a cash-based award, SEC rules require that the full amount of the 2016-2017 Growth Plan earned award for the two-year performance cycle be reported on the Summary Compensation Table as a component of Non-Equity Compensation for 2017. This treatment is inconsistent with how the MDCC has historically viewed the Growth Plan when planning NEO compensation (see note 2 above). As a result of the discontinuance of the biennial Growth Plan in 2017 and the implementation of annual stock-based awards under the Performance Plan, this inconsistency between reporting and planning NEO compensation will be eliminated beginning in 2018.

Mr. Adamczyk’s 2016-2017 Growth Plan earned award was determined on prorated basis using the PMT payout percentage for the number of days he worked in PMT in 2016 and using the Total HON payout percentage for the number of days he worked in Corporate in 2016 and 2017 as both COO and CEO.

Messrs. Szlosek, Mikkilineni and Cote, who worked in Corporate for the full performance cycle, had their 2016-2017 Growth Plan earned awards determined based on the Total HON performance.

Messrs. Mahoney and Gautam, who each worked in the same SBG for the full performance cycle, had 50% of their 2016-2017 Growth Plan earned award determined based on the Total HON performance and 50% based on the performance of their respective SBGs.

Growth Plan—Timing of Payouts

Historically, grants under the Growth Plan were made every other year and earned awards were then paid in two installments after the end of the performance cycle to normalize payouts and provide an additional retention incentive. Due to the planned discontinuance of the Growth Plan, in 2017 there was a one-year transitional overlap of the 2016-2017 Growth Plan with the 2017-2019 Performance Plan to avoid a gap year in payout opportunity and facilitate the transition to the revised compensation structure that will be fully implemented in 2018. The following table shows the performance and payout cycle of the new Performance Plan and how the transitional overlap with the final Growth Plan will work.

Performance Restricted Stock Units (“Performance RSUs”)

No Performance RSUs were granted to the NEOs in 2017. As part of the broader changes in the overall executive compensation program that will be fully implemented in 2018, the MDCC determined that 2016 would be the final year of issuing biennial Performance RSU grants. Beginning in 2018, RSUs will be reintroduced and granted annually as part of the regular LTI mix. As was the case with the biennial Growth Plan, because the Performance RSUs granted in 2016 covered two years, the MDCC attributed half of the grant date value to 2017 when planning compensation for the NEOs.

In response to feedback from shareowners, in 2016, the MDCC made 100% of the biennial Performance RSU awards contingent on relative TSR performance. Prior biennial performance-based RSU grants to officers had 30% of the payout linked to relative TSR performance.

The target number of Performance RSUs issued to the NEOs in 2016 is shown in the table below. The actual number of shares earned will be determined based on Honeywell’s relative TSR performance against the Compensation Peer Group over a three-year period (August 1, 2016 - July 31, 2019). The target number of shares will be earned if Honeywell’s TSR is at the 50th percentile versus our Compensation Peer Group. No shares will be earned unless Honeywell’s relative TSR performance is at least 35th percentile.

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Executive Compensation > Compensation Discussion And Analysis

The complete payout matrix related to the Performance RSUs follows:

Honeywell’s Relative TSR Percentile Rank	Shares Earned as % of Target
>=75th	200%
60th	150%
50th	100%
40th	50%
35th	25%
<35th	0%

Extrapolate payout % for intermediate relative TSR points on matrix.

Beginning point for TSR determination based on 30 trading days from beginning of 3-year measurement period.

Ending point based on 30 trading days to end of measurement period.

After the three-year performance-period is over, earned shares will be subject to an additional time vesting period, which may vary by NEO. The table below shows the target number of Performance RSUs that were granted to each NEO in 2016 and the related vesting periods. The extended vesting periods are intended to strengthen the retention of these key executives in support of the company’s management development and succession plans.

2016 Performance RSU Awards

NEO	Target # of Shares(1)*	Grant Date Value(2)	Vesting(3)	Attributed to 2017 by MDCC(4)
Mr. Adamczyk	25,000	$3,343,750	33% in 3 years; 33% in 5 years; 34% in 7 years	$1,671,875
Mr. Szlosek	20,000	$2,675,000	33% in 3 years; 33% in 5 years; 34% in 7 years	$1,337,500
Mr. Mahoney	30,000	$4,012,500	50% in 3 years; 50% in 5 years	$2,006,250
Mr. Mikkilineni	22,000	$2,942,500	33% in 3 years; 33% in 5 years; 34% in 7 years	$1,471,250
Mr. Gautam	10,000	$1,337,500	50% in 3 years; 50% in 5 years	$668,750
Mr. Cote	No grant	$0		$0

(1)	Performance RSUs with 100% of payout tied to Honeywell’s relative TSR performance against Compensation Peer Group over three years, followed by longer-term vesting period.
(2)	Based on grant date value of $133.75, which reflects performance features. Valuation conducted by independent valuation company.
(3)	Reflects longer time-vesting period. First three years corresponds with the relative-TSR performance period.
(4)	Reflects annualized value attributed to the 2017 Compensation year by the MDCC. This is the last cycle with this treatment prior to program design changes.
*	Prior to adjustment made pursuant to the spinoff of AdvanSix Inc. from Honeywell on October 1, 2016. The impact of this adjustment, and applied dividend equivalents, are reflected in the outstanding stock awards reported on the Outstanding Equity Awards table on page 64.

Note: Because these equity awards were granted in 2016, the full grant date value was reported as Stock Awards for 2016 in the prior year’s Proxy Statement. Amounts are discussed in this CD&A because the MDCC attributes half the value to 2017. Beginning in 2018, as part of the changes to the overall compensation program, this treatment will be discontinued.

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